UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-32743

CUSIP NUMBER
NOTIFICATION OF LATE FILING	23305L107

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For the Period Ended: June 30, 2017

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DASAN Zhone Solutions, Inc.
Full Name of Registrant

Zhone Technologies, Inc.
Former Name if Applicable

7195 Oakport Street
Address of Principal Executive Office (Street and Number)

Oakland, California 94621
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DASAN Zhone Solutions, Inc. (the "Company") has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 (the "Form 10-Q") with the Securities and Exchange Commission (the "Commission") by the prescribed due date for such filing without unreasonable effort or expense

As disclosed in the Company's Current Report on Form 8-K filed with the Commission on September 12, 2016, on September 9, 2016, the acquisition of Dasan Network Solutions, Inc. ("DNS") was consummated through the merger of a wholly owned subsidiary of the Company with and into DNS, with DNS surviving as a wholly owned subsidiary of the Company (the "Merger"). The Merger has been accounted for as a reverse acquisition under which DNS was considered the accounting acquirer of the Company. For periods through September 8, 2016, the Company is referred to herein as "Legacy Zhone."
As disclosed in the Company's Amendment No. 1 to Current Report on Form 8-K/A filed with the Commission on April 3, 2017, the Audit Committee of the Company’s Board of Directors, in consultation with management and after informing the Company’s former independent registered public accounting firm, has concluded that Legacy Zhone’s consolidated financial statements and internal control over financial reporting, including disclosure controls and procedures, for the years ended December 31, 2015 and 2014 and for the quarters ended March 31, 2015, June 30, 2015, September 30, 2015, March 31, 2016 and June 30, 2016 should no longer be relied upon due to material errors associated with the sale and the corresponding recognition of revenue and related accounts receivable related to certain products sold in December 2014 that were agreed to be returned subsequent to issuance of the Company's June 30, 2016 financial statements. These issues were reviewed as part of the Audit Committee's independent investigation. In late July 2017, the Audit Committee completed its independent investigation and did not find additional errors in Legacy Zhone’s consolidated financial statements. The investigation and resulting diversion of management time and effort has resulted in a delay in the completion of the financial statements for the quarter ended June 30, 2017. As a result, the Company is not able to file the Form 10-Q with the Commission by the required filing date. The foregoing reasons could not be eliminated without unreasonable effort or expense. The Company currently expects that it will be able to complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2016 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017 prior to the expiration on September 27, 2017 of the grace period granted by The Nasdaq Stock Market LLC ("Nasdaq") for the Company to regain compliance with the filing requirements for continued listing on Nasdaq.

Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements related to the timing of the filings with the Commission and the Company’s financial results for the quarter ended June 30, 2017. The Company uses words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” variations of such words, and similar expressions to identify forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified in the Company’s other filings with the Commission. Such risks, uncertainties and assumptions include, but are not limited to, the conclusions of the Audit Committee, the Board of Directors and the Company’s independent registered public accounting firm concerning matters relating to the investigation, whether the reassessment of the Company’s internal control over financial reporting could lead it to conclude that there were deficiencies in its internal control over financial reporting that constitute material weaknesses, any delay in the filing of required periodic reports with the Commission, any failure to comply with Nasdaq’s periodic filing and other requirements for continued listing, the Company’s responses to potential comments from the Commission, adverse effects on the Company’s business and operations as a result of the investigation, the costs and expenses of the investigation, the initiation of legal proceedings, the completion of the Company’s consolidated financial statements for the quarter ended June 30, 2017 and the volatility of the Company’s stock price. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. For information about the factors that could cause such differences, please refer to the Company’s Commission filings, including its Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The forward-looking statements contained in this Form 12b-25 speak only as of the date of this filing and the Company assumes no obligation to update any forward-looking statements for any reason.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kirk Misaka	(510)	777-7007
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☐	No	☑
The Company's Form 10-K for the year ended December 31, 2016 has not been filed. The Company's Form 10-Q for the quarter ended March 31, 2017 has not been filed.
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Merger has been accounted for as a reverse acquisition under which DNS was considered the accounting acquirer of the Company. As such, the financial results of the Company for the three and six months ended June 30, 2017 that will be presented in the Form 10-Q will reflect the operating results of both the Company and its consolidated subsidiaries (including DNS). Such results will be compared to the financial results of DNS and its consolidated subsidiaries for the three and six months ended June 30, 2016.

DASAN Zhone Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2017		By:	/s/ Kirk Misaka
Name: Kirk Misaka
Title: Chief Financial Officer